FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated August 16, 2004 (“Sprint and Research In Motion Announce Plans to Offer BlackBerry on the Enhanced Sprint Nationwide PCS Network")	Page No 3

Document 1

Media Contacts:
Amy Schiska-Lombard, Sprint, 913-794-2947
amy.k.schiska@mail.sprint.com

Marisa Conway, Brodeur Worldwide for RIM, 212-771-3639
mconway@brodeur.com

Investor Contacts:
Kurt Fawkes, Sprint, 913-794-1126
Investorrelation.sprintcom@mail.sprint.com

RIM Investor Relations, 519-888-7465
investor_relations@rim.com

FOR IMMEDIATE RELEASE

Sprint and Research In Motion Announce Plans to Offer BlackBerry on the Enhanced Sprint Nationwide PCS Network
Expansion of corporate email and data solutions will give Sprint business customers additional options for remaining productive while on the go

OVERLAND PARK, Kan., & WATERLOO, Ontario – Aug. 16, 2004 – Sprint (NYSE: FON) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry® to Sprint business customers later this year. Under terms of the agreement, the wireless email solution will be available on select handheld devices certified to operate on the enhanced Sprint Nationwide PCS network.

BlackBerry is an award-winning platform that supports wireless access to a wide range of information and communications through email, phone, corporate data, SMS, calendar, corporate contacts and Internet applications. The availability of BlackBerry will further enhance the comprehensive portfolio of wireless email and mobility solutions Sprint currently offers to help business customers meet their communication needs and enhance productivity.

“Sprint recognizes that the BlackBerry solution has a strong following with many enterprise customers, including government, financial and legal services,” said Tim Donahue, vice president – Enterprise Marketing, Sprint Business Solutions. “By combining this popular platform with the clarity and breadth of the enhanced Sprint Nationwide PCS Network, Sprint can provide an attractive wireless offering to better serve these customers.”

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Sprint and Research In Motion Announce Plans to Offer BlackBerry on the Enhanced Sprint Nationwide PCS Network

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise support is expected later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

“We have seen significant demand to offer BlackBerry on the Sprint Nationwide PCS Network, and we are pleased to partner with Sprint to deliver world-class products and services,” said Mark Guibert, vice president, corporate marketing at Research In Motion. “Interest in wireless data solutions continues to grow broader and deeper as customers realize the potential personal and business benefits. Our new relationship with Sprint will offer customers a leading network and a leading platform to support their existing and future needs.”

Further details regarding availability and pricing will be announced at a later date.

About Sprint

Sprint is a global integrated communications provider serving more than 26 million customers in over 100 countries.  With more than 61,000 employees worldwide and over $26 billion in annual revenues in 2003, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network and an award-winning Tier 1 Internet backbone.  Sprint provides local communications services in 39 states and the District of Columbia and operates the largest 100-percent digital, nationwide PCS wireless network in the United States. For more information, visit www.sprint.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Sprint and Research In Motion Announce Plans to Offer BlackBerry on the Enhanced Sprint Nationwide PCS Network

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	August 16, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller